BLUEGREEN CORPORATION
                       4960 Conference Way North Ste. 100
                              Boca Raton, FL 33431

                                  March 1, 2007

Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

     Re: Bluegreen Corporation
         Form 10-K for Fiscal Year Ended December 31, 2005
         Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
         File No. 001-09292

Dear Ms. LaMothe:

      This letter is in response to comments of the Staff regarding the above-referenced filings, which were provided in your letter to George F. Donovan, dated December 29, 2006. This letter supplements the initial response of Bluegreen Corporation ("Bluegreen") to the Staff's comments, which response was set forth in the letter from Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Bluegreen's outside counsel, to you, dated January 29, 2007.

      Set forth below are the responses of Bluegreen to the comments in your letter that were not addressed in Bluegreen's initial response.

Form 10-K

Exhibits 31.1 and 31.2

      2. Reference is also being made to the company's Form 10-K/A filed April 6, 2006 and April 7, 2006 and Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

      3. Reference is also being made to the company's Form 10-K/A filed April 6, 2006 and April 7, 2006 and Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. Please revise the certifications filed as Exhibits 31.1 and 31.2 to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B. Specifically, we noted that you make reference to the "annual report" or "quarterly report" in the certifications. In future filings, remove all references to the "annual report" or "quarterly report," other than in paragraph one, and replace with "report" to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

      This letter is to confirm that, in Bluegreen's future filings, the certifications filed as Exhibits 31.1 and 31.2 to such filings will conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B and Item 601(b)(31)(i) of Regulation S-K. Specifically, in Bluegreen's future filings, the identification of the certifying individual at the beginning of the

Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
March 1, 2007
Page 2


certification required by Exchange Act Rule 13a-14(a) will be revised so as not to include the individual's title and all references to the "annual report" or "quarterly report," other than in paragraph one, will be removed and replaced with "report."

      Additionally, in connection with this response to comments of the Staff, Bluegreen acknowledges that:

   o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Bluegreen has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (561) 912-8270.

      Thank you for your assistance.

                                   Sincerely,


                                   /s/ Anthony M. Puleo
                                   -----------------------------------
                                   Anthony M. Puleo,
                                   Senior Vice President, Chief
                                   Financial Officer & Treasurer